EXHIBIT E

RECENT DEVELOPMENTS

The Republic of Peru

Overview

The Peruvian economy contracted in 2023 and registered a 0.6% decrease in gross domestic product, which was primarily due to a reduction in private spending. Annual growth was affected by a series of events that impacted consumer confidence and spending, including but not limited to the climatic anomalies associated with the El Niño phenomenon, droughts in the southern areas of Peru, the outbreak of the bird flu and social unrest during the first half of the year. These events were compounded by the fall in household purchasing power due to the persistent and significant increase in food prices, as well as lower demand for non-traditional products, mainly from the North American market.

In the first quarter of 2024, the Peruvian economy registered a 1.4% increase in gross domestic product compared to the prior-year period, which was primarily due to greater consumer spending and public investment. The increase in consumer spending was primarily driven by greater consumer confidence, which resulted from reduced inflation and improved climatic conditions. The increase in public investment was largely due to a greater emphasis by the national government on investment in regional and local government entities. This growth was partially offset by a reduction in Peruvian exports, which was due to reduced growth in shipments of non-traditional goods.

Political Developments

On February 13, 2024, the Peruvian government announced several changes in the executive cabinet, which included new appointments to the Ministry of Economy and Finance, the Ministry of Energy and Mines, the Ministry of Environment and the Ministry of Defense. In addition, on March 6, 2024, the President of the Republic of Peru, Dina Boluarte Zegarra, swore in the new President of the Council of Ministers, Gustavo Lino Adrianzén Olaya. On April 1, 2024, the new ministers of the Ministry of Education, Agrarian Development and Irrigation, Production, Foreign Trade and Tourism, and Women and Vulnerable Populations were sworn in. Further, on May 16, 2024, a new minister of the Ministry of the Interior was sworn in. The composition of ministers as of May 31, 2024, was as follows:

President of the Council of Ministers	Gustavo Lino Adrianzén Olaya
Ministry of Justice and Human Rights	Eduardo Melchor Arana Ysa
Ministry of Interior	Juan José Santiváñez Antúnez
Ministry of Economy and Finance	José Berley Arista Arbildo
Ministry of Defense	Walter Enrique Astudillo Chávez
Ministry of Foreign Affairs	Javier González-Olachea Franco
Ministry of Energy and Mines	Rómulo Mucho Mamani
Ministry of Foreign Trade and Tourism	Elizabeth Galdo Marín
Ministry of Production	Sergio Gonzales Guerrero
Ministry of Labor and Promotion of Employment	Daniel Ysau Maurate Romero
Ministry of Agrarian Development and Irrigation	Ángel Manuel Manero Campos
Ministry of Health	César Henry Vásquez Sánchez
Ministry of Education	Morgan Niccolo Quero Gaime
Ministry of Transport and Communications	Raúl Pérez Reyes Espejo
Ministry of Housing, Construction and Sanitation	Hania Pérez de Cuéllar Lubienska
Ministry of Women and Vulnerable Populations	Ángela Teresa Hernández Cajo
Ministry of Environment	Juan Carlos Castro Vargas
Ministry of Culture	Leslie Carol Urteaga Peña
Ministry of Development and Social Inclusion	Julio Javier Demartini Montes

As of May 31, 2024, the composition of the Peruvian Congress was as follows:

Political Party	Congressional Seats	%
Acción Popular	8	6
Avanza País – Partido de Integración Social	9	7
Alianza para el Progreso	11	8
Cambio Democrático – Juntos por el Perú	11	8
Perú Libre	12	9
Somos Perú	5	4
Fuerza Popular	22	17
Renovación Popular	5	4
Perú Bicentenario	5	4
Bloque Magisterial de Concertación Nacional	9	7
Podemos Perú	10	8
Honor y Democracia	5	4
Independents	18	14
	130	100

Measures Adopted by the Government

Con Punche Perú 2

In May 2023, the Ministry of Economy and Finance (the “MEF”) introduced the Con Punche Perú 2 Plan (the “Plan”), which had a budget of over S/5,900 million and was financed through budget reallocations. The Plan aimed to revitalize the economy by providing subsidies for basic family needs, temporary employment measures, strengthened social programs and additional state loans for micro and small enterprises (“MSEs”). The Plan focused on four primary areas to reactivate growth: social programs, national industries, MSEs and regional development projects.

Unidos Plan

In November 2023, the Executive Branch of the Republic of Peru (the “Executive Branch”) announced an economic stimulus package referred to as the Unidos Plan. The stimulus package included various measures, including but not limited to, an increase in the amount of loan guarantees available under the Impulso MYPERU program from S/5,000 to S/15,000 million, an increase in the amount of credit available to companies that generate formal employment, incentives for investment in agricultural exports, reformed requirements for mining projects, investments in renewable energy, resources for the development of the port hub in Chancay, Peru, and measures that support the economic recovery of MSEs. To promote private investment, administrative processes and environmental impact studies that are required to conduct certain types of business were made less burdensome. Further, in 2023, public-private partnerships (asociaciones público-privadas) invested approximately U.S.$2,300 million in 14 projects in connection with the Unidos Plan. These funds were primarily destined to projects in the telecommunications, energy and health sectors, including investments in spectrum in the AWS-3 and 2.3 MHz bands, the deployment of several 220 and 500 kilovolt electric transmission lines across various regions of the country and the construction of the Essalud de Piura and Chimbote hospitals.

Ejecuthon

In 2023, the Ministry of Economy and Finance began to offer a periodic technical assistance program to help local and regional governments manage difficulties with their budgets, contracts and investments. The assistance program consists of meetings that span several days (“Ejecuthons”), and the first three Ejecuthons were carried out in October, November and December of 2023, respectively. Another Ejecuthon was held in January 2024. The Ejecuthons aim to resolve several obstacles related to investments made by local and regional governments.

Selective Consumption Tax

In January 2024, through Ministerial Resolution N° 035-2021-EF/15, the MEF increased the selective consumption tax (el impuesto selectivo al consumo) on beer, cigarettes, tobacco, pisco and other beverages with an alcohol percentage of more than 20%. The increase in the selective consumption tax follows the prior one-year suspension of the tax and the resulting decline in tax revenue. The increase was also structured to be gradual and is not expected to have a significant economic impact.

Impulso MYPERU

Impulso MYPERU is a government program designed to provide financing to MSEs. The Development Bank of Peru (Corporación Financiera de Desarrollo, S.A.), commonly known as COFIDE, carried out 14 auctions within the framework of Impulso MYPERU and allocated S/6,301 million in guarantees from the national government at an average rate of 13.2%, from inception through January 2024. In January 2024, auction numbers 13 and 14 were held specifically for MSEs and the most affected sectors of the Peruvian economy (including construction, fishing, tourism and agriculture), which resulted in guarantees of S/800 million and S/1,000 million, respectively, being awarded by the national government.

To support economic recovery, the growth of MSEs and their financial inclusion, and a culture of timely payments, the fund for guarantees that the national government may provide through Impulso MYPERU was increased to S/10,000 million through Supreme Decree No. 073-2024-EF. The decree approximately doubled the size of the fund with the intention of improving MSEs ability to access working capital, acquire fixed assets such as machinery and vehicles, and consolidate previously acquired debt.

El Niño

In March 2023, the multi-sectoral commission in charge of the El Niño phenomenon (Comisión Multisectorial Encargada del Estudio Nacional del Fenómeno del Niño) (“ENFEN”) issued a notice about the possibility of the occurrence of El Niño and explained that it would continue to monitor and report on the evaluation of atmospheric conditions and fishing resources.

In October 2023, the Congress of the Republic of Peru (“Congress”) passed Law No. 31912, which approved an allocation of more than S/5,000 million to various levels and regions of the Peruvian government. The primary objectives of the funds were to finance infrastructure developments and mitigate the potential effects of the El Niño phenomenon.

In December 2023, the Ministry of Environment reaffirmed the alert status regarding the anticipated climatic effects of the El Niño phenomenon, and other Peruvian authorities such as the Ministry of Health subsequently issued alerts related to the potential health effects of such climatic changes. In light of the alerts, the Ministry of Economy and Finance announced in December 2023 that it would allocate more than S/7,000 million to measures designed to prevent and mitigate the adverse effects of the phenomenon (in addition to previously allocated funds).

In January 2024, ENFEN announced that it would maintain an alert status regarding the effects of El Niño and forecasted that warmer conditions would be present in the El Niño 1+2 region until February 2024 and in the Central Pacific region until March or April 2024. The economic impact of the El Niño phenomenon is uncertain and cannot be predicted at this time.

In April 2024, ENFEN announced that it would change the alert status regarding the effects of El Niño to “not active,” due to the fact that sea surface temperature values in the El Niño 1+2 region decreased to their normal range, with neutral conditions likely to prevail in the following months. As of May 31, 2024, the alert status remained “not active.”

Organized Crime

In the first half of 2023, 78,685 crimes were reported to the police, which were related to organized crime and represented a 61% increase in the number of crimes reported compared to the prior-year period. In December 2023, the National Institute of Statistics and Information Technology (Instituto Nacional de Estadística e Informática) also reported an increase in both crime rates and the public perception of crime. To address rising crime and create more adequate institutions to confront criminal organizations, the Executive Branch issued Legislative Decree No. 1607, which modified Law No. 30077 and created a national council on organized crime to coordinate initiatives and prevention mechanisms.

Other Measures

In September 2023, Congress passed Law No. 31880, which delegated certain legislative powers to the Executive Branch, including but not limited to, the ability to decide certain issues related to national security and public order, disaster risk management (particularly with regard to the El Niño phenomenon) and infrastructure projects.

In April 2024, the President of the Council of Ministers, Gustavo Lino Adrianzén Olaya, announced that the Executive Branch approved a request for legislative powers from Congress for more than 90 measures related to economic stimulus and public safety. More than half of the measures are related to the simplification and management of public services, pertaining to matters such as fiscal balance, taxation, the criminal justice system, urban development, national security and defense (particularly in the fields of intelligence, counterintelligence and digital security), among others.

Other Developments

Mining Sector

The metal mining sector grew 9.5% in the year ended December 31, 2023, primarily due to the increased extraction of metals from the Quellaveco mine that began operations in the third quarter of 2022. In addition, the growth of the sector was influenced by the Las Bambas mine, which experienced greater extraction due to fewer social conflicts during the year. The Cerro Verde and Antapaccay mines also experienced meaningful growth in metal extraction.

Growth in metal mining was particularly significant for copper, zinc and molybdenum, which experienced year-over-year growth of 12.8%, 7.2% and 6.0%, respectively. There was also a meaningful increase in gold extraction, which was driven by the Carbon Mineral Processing Optimization Project (el Proyecto de la Optimización del Procesamiento de Minerales Carbonosos).

During the first quarter of 2024, the mining sector grew 8.8%, which was primarily driven by an increase in the production of copper, molybdenum and gold, which together contributed 5.9% to the total growth of the sector. This growth was supplemented by an increase in the production of zinc, silver, tin, lead and iron, which contributed 1.6% to the total growth of the sector. The companies that contributed the most to the growth in copper production were Southern Perú Copper Corporation, Anglo American Quellaveco and Antamina. The most significant contribution to the growth in the production of molybdenum was made by Anglo American Quellaveco, with minor increases in production reported by Antamina, Southern Perú Copper Corporation and Hudbay Perú. In the case of gold, the most significant contributions to the increase in production were made by Minera Boroo Misquichilca, Yanacocha, Hudbay Perú, Minera Coimolache and Cori Puno.

Social Security

Between 2020 and 2022, the Executive Branch and the Congress authorized six extraordinary withdrawal programs for members of the private pension system. The last of the six withdrawal programs was authorized on May 21, 2022, under Law No. 31478, and the six programs collectively resulted in significant cash outflows through the pension funds from 2020 and 2022. There were various proposals from different parliamentary groups to create a seventh withdrawal program, which was ultimately passed by Congress on April 18, 2024, through Law No. 32002. The law authorizes all members of the private pension system to withdraw funds accumulated in their individual accounts in an amount equivalent to four tax units, which is approximately S/20,600. On May 2, 2024, the Peruvian regulator of banking, insurance and pensions (la Superintendencia de Banca, Seguros y AFP) announced that members of the private pension system may apply to withdraw their funds as early as May 20, 2024.

Petroperú

The Ministry of Economy and Finance has publicly reaffirmed the Peruvian government’s commitment to the sustainability of Petroperú. In recent years, the national government has provided support to Petroperú to ensure the continuity of the supply of fuel and the development of economic activity at a national level. In 2024, Petroperú initiated an internal restructuring process supervised by Corporación FONAFE, which is expected to contribute to making government support of Petroperú’s operations more effective and sustainable, while maintaining fiscal responsibility and macroeconomic stability.

Legal Proceedings

On February 1, 2017, Metro de Lima Línea 2, S.A. filed a request for arbitration with ICSID against the Republic of Peru claiming that Peru had failed to meet certain conditions in the parties’ underlying concession contract. In April 2017, the arbitrators were appointed, and the tribunal was constituted on July 10, 2017. From May 6 to May 16, 2019, the parties and the tribunal held a hearing on jurisdiction and the merits. On September 20, 2019, each party filed a post-hearing brief. On July 6, 2021, the tribunal issued a decision on jurisdiction and liability, accepting some of Metro de Lima Línea 2, S.A.’s claims and rejecting others based on Peru’s defenses. The tribunal reserved its decision on quantum. On August 11, 2021, the tribunal issued Procedural Order No. 8 concerning procedural matters. On August 4, 2023, each party filed observations on the other party’s submission on costs. On March 21, 2024, the tribunal rendered its award, ordering Peru to pay Metro de Lima Línea 2, S.A. U.S.$ 323,433,001.97, €36,997,209.17 and S/27,594,283.55, plus interest. On May 7, 2024, the Secretary-General of ICSID registered a request for rectification of the award that was filed by Metro de Lima Línea 2, S.A.

On May 18, 2018, Autopista del Norte S.A.C., a subsidiary of the Spanish company OHL Concessions, filed a request for arbitration before ICSID in relation to its claim against the Republic of Peru for U.S.$100 million in connection with alleged delays relating to the expansion of the Pan-American Highway. Between September 14, 2020 and September 22, 2020, the tribunal held a hearing on jurisdiction and the merits by video conference. On September 27, 2021, each party filed a further submission on quantum. On June 30, 2022, the tribunal rendered a judgment partially in favor of the Republic of Peru and partially in favor of Autopista del Norte S.A.C., awarding Autopista del Norte S.A.C. damages in the amount of U.S.$8.6 million. An annulment proceeding was registered on November 4, 2022. On October 4, 2023, the Republic of Peru filed a counter-memorial on annulment. On January 5, 2024, Autopista del Norte S.A.C. filed a reply on annulment. On May 21-22, 2024, an ad hoc committee held a hearing on annulment in person in Washington, D.C. and by video conference.

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Peru-Union Economic Belgo-Luxembourg Bilateral Investment Treaty. Resolution of this claim is pending. On June 29, 2020, following appointment by the respondent, August Reinisch (Austrian) accepted his appointment as arbitrator. On October 28, 2020, the tribunal was duly constituted. On September 23, 2021, the claimant filed a memorial on the merits. On August 4, 2022, the claimant filed a reply on the merits and a counter-memorial on jurisdiction. On July 20, 2023, the arbitration tribunal issued Procedural Order No. 6 concerning procedural matters. On February 6, 2024, the tribunal held a pre-hearing organizational meeting with the parties by video conference. On February 9, 2024, the claimant filed a request for the tribunal to decide on the admissibility of new evidence. On February 14, 2024, the Republic of Peru filed observations on the claimant’s request. On April 23, 2024, the tribunal decided on the request filed by the claimant on March 27, 2024.

On May 13, 2020, SMM Cerro Verde Netherlands B.V. filed a request for arbitration to ICSID regarding a mining concession, invoking the Netherlands-Peru Bilateral Investment Treaty. On September 14, 2020, following appointment by the claimant, Oscar Garibaldi accepted his appointment as arbitrator. On March 31, 2021, the tribunal was constituted. On August 28, 2021, the claimant filed a memorial. On September 21, 2022, the respondent filed a rejoinder on the merits. On October 18, 2023, the claimant filed a request for the tribunal to decide on the admissibility of new evidence. On November 21, 2023, the tribunal decided on the admissibility of new evidence. On May 20, 2024, the respondent filed an additional request for the tribunal to decide on the admissibility of new evidence. On May 29, 2024, the claimant filed observations on the request filed by the respondent on May 20, 2024.

On March 12, 2021, Telefonica, S.A. (Spanish) filed with ICSID a request for arbitration related to the telecommunications services. On November 8, 2022, the tribunal issued Procedural Order No. 1 concerning procedural matters. On November 9, 2023, following exchanges between the parties, each party filed a request for the tribunal to decide on production of documents. On December 22, 2023, the tribunal issued Procedural Order No. 6 for the production of documents. On May 8, 2024, the tribunal issued Procedural Order No. 7 concerning the production of documents.

On May 19, 2021, APM Terminals Callao S.A. (Peruvian) filed with ICSID a request for arbitration related to the Pier Concession Agreement. On September 2, 2022, the claimant filed a memorial on the merits. On October 24, 2023, the respondent filed a rejoinder on the merits and reply on jurisdiction. Between January 22, 2024 and January 29, 2024, the tribunal held a hearing on jurisdiction and the merits in Washington, D.C. On June 1, 2024, each party filed a post-hearing brief.

On August 20, 2021, Metro de Lima Línea 2, S.A. filed with ICSID a request for arbitration related a metro concession agreement. The arbitration tribunal was constituted on May 16, 2022. On July 5, 2022, the tribunal issued Procedural Date No. 1 concerning procedural matters. On October 1, 2023, the respondent filed a counter-memorial on the merits and a counterclaim. On January 24, 2024, the tribunal issued Procedural Order No. 6 concerning the procedural calendar.

On September 23, 2021, Concesionaria Peruana de Vías COVINCA, S.A. (Colombian, Peruvian) filed with ICSID a request for arbitration related to a highway construction project. The arbitration tribunal was constituted on January 3, 2022. On July 26, 2022, the claimant filed a memorial on the merits. On October 18, 2023, the respondent filed a rejoinder on the merits. Between December 11, 2023 and December 15, 2023, the tribunal held a hearing on the merits in Washington D.C.

On December 6, 2021, Metro de Lima Línea 2, S.A. filed with ICSID a request for arbitration related to a metro concession agreement. The arbitration tribunal was constituted on April 13, 2023. On September 29, 2023, the claimant filed a memorial on the merits. On May 9, 2024, following exchanges between the parties, each party filed a request for the tribunal to make a decision regarding the production of documents.

On December 10, 2021, Vinci Highways S.A.S. and Vinci Concessions S.A.S. filed with ICSID a request for arbitration related to a highway construction project. On October 12, 2022, the tribunal issued Procedural Date No. 1 concerning procedural matters. On May 1, 2023, the claimants filed a memorial on the merits. On February 27, 2024, the respondent filed a memorial on jurisdiction and a counter-memorial on the merits.

On December 23, 2021, Enagas International S.L.U. filed with ICSID a request for arbitration related to a natural gas project. On July 5, 2022, one member of the arbitration tribunal accepted the appointment. On October 6, 2023, the respondent filed a counter-memorial on the merits. On January 24, 2024, the tribunal was reconstituted. The proceeding was resumed pursuant to ICSID Arbitration Rule 12. On March 18, 2024, the tribunal issued Procedural Order No. 3 concerning production of documents.

On November 15, 2022, the Bank of Nova Scotia filed with ICSID a request for arbitration on its behalf and on behalf of Scotiabank Peru under Articles 810 and 820 of the Peru-Canada Free Trade Agreement for the collection of default interest from the Peruvian tax authorities, which totaled approximately S/482.0 million. On November 2, 2023, the claimant filed a rejoinder on preliminary objections pursuant to ICSID Arbitration Rule 41. On May 31, 2024, the majority of the tribunal issued a decision in favor of Peru’s preliminary objections pursuant to ICSID Arbitration Rule 41, concerning claims of expropriation and violation of the fair and equitable treatment standards as manifestly lacking legal merit. Therefore, the arbitration proceeding will proceed exclusively in relation to the Bank of Nova Scotia’s national treatment claims.

On April 21, 2023, the Peruvian sanitation company Operadora Ecológica del Titicaca S.A.C. filed a request for arbitration to ICSID against the Republic of Peru for a claim related to a wastewater treatment plant. The subject of the dispute is an alleged breach of contract. On August 6, 2023, following appointment by the respondent, Yves Derains (French) accepted his appointment as arbitrator. On December 8, 2023, the tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: Adriana Braghetta (Brazilian), President, appointed by agreement of the parties; José Antonio Caínzos Fernández (Spanish), appointed by the claimant; and Yves Derains (French), appointed by the respondent. On April 29, 2024, the claimant filed a memorial on the merits.

On August 23, 2023, TV Azteca de C.V. and Azteca Comunicaciones Peru S.A.C. filed with ICSID a request for arbitration against the Republic of Peru related to a telecommunications concession under the Mexico-Peru Free Trade Agreement (2011). On November 8, 2023, following appointment by the respondent, Álvaro Galindo (Ecuadorian/Colombian) accepted his appointment as arbitrator. On May 28, 2024, the tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: Valeria Galíndez (Argentine/Brazilian), President, who was appointed by mutual agreement of the parties; Antonio Hierro (Spanish), appointed by the claimants; and Álvaro Galindo (Ecuadorian/Colombian), appointed by the respondent.

On April 1, 2024, the Peruvian gas company Gas Natural de Lima y Callao S.A. filed a request for arbitration to ICSID against the Republic of Peru for a claim related to gas distribution. On April 1, 2024, the Secretary-General of ICSID registered a request for the commencement of arbitration proceedings.

The Bank of Nova Scotia and Gas Natural de Lima y Callao S.A. are ongoing legal proceedings that had not been concluded as of May 31, 2024. With regard to the Metro de Lima Línea 2, S.A. legal proceedings, the request for rectification filed by Metro de Lima Línea 2, S.A. on May 7, 2024 had not yet been decided on or resolved as of May 31, 2024.

The Economy

Selected Economic Information

The following table sets forth selected information of the Peruvian economy, indicating certain statistics for the domestic economy, the balance of payments, the public sector balance and the public sector debt for the periods shown, in each case compared to the corresponding prior period.

	Year ended December 31,(1)		Three months ended March 31,(1)
	2022	2023	2023	2024
(in millions of U.S. dollars, except as otherwise indicated)
Domestic economy
GDP (in millions of S/ at current prices)	936,622	999,195	230,403	243,225
Real GDP (in millions of S/ at constant 2007 prices)	567,390	564,261	132,691	134,529
Real GDP growth rate (in %)	2.7	(0.6)	(0.4)	1.4
Consumer Price Index (change for the period in %)	8.46	3.24	8.40	3.05
Unemployment rate (in %)	7.7	6.9	7.4	6.8
Underemployment rate (in %)(2)	43.3	41.6	42.2	41.6
Balance of payments
Trade balance	10,166	17,678	4,354	4,542
Change in Central Bank net international reserves (period end in %)	(8.4)	(1.2)	(3.4)	1.5
Central Bank net international reserves (period end)	71,883	71,033	72,734	73,828
Public sector balance
Overall non-financial public sector fiscal deficit(3)	(1.7)	(2.8)	1.8	(1.0)
Public sector debt
Public sector external debt	46,194	46,026	46,112	45,547
Public sector domestic debt	39,231	44,742	39,188	44,033
Total public sector debt	85,425	90,768	85,300	89,580
Public sector external debt service
Amortizations(4)	1,718	2,905	265	473
Interest payments(4)	1,630	2,106	485	465
Total external debt service	3,348	5,011	750	938
Exchange rate (end of period, S/ per U.S.$)	3.813	3.711	3.762	3.718
Exchange rate (average, S/ per U.S.$)	3.835	3.744	3.839	3.729

(1)	Preliminary data with the exception of Consumer Price Index, Central Bank net international reserves, Public sector debt and exchange rate figures.

(2)	In Metropolitan Lima (three-month moving average). Includes workers who are underemployed, either in terms of income or due to shorter working hours than those required by the worker.

(3)	Includes the non-financial public sector and the Central Bank.

(4)	Excludes Central Bank debt.

Sources: Central Bank, Ministry of Economy and Finance and National Institute of Statistics and Information

Economy and Public Debt

As of March 31, 2024, the external debt of the Public Sector was U.S.$45.5 billion, and the internal debt of the Public Sector was U.S.$44.0 billion.

On December 6, 2023, Law No. 31955, Public Sector Indebtedness Law for Fiscal Year 2024, was approved, which regulates the conditions for public sector indebtedness in 2024.

The Peruvian economy contracted in 2023 and registered a 0.6% decrease in gross domestic product, which was primarily due to a reduction in private spending. Annual growth was affected by a series of events that impacted consumer confidence and spending, including but not limited to the climatic anomalies associated with the El Niño phenomenon, droughts in the southern areas of Peru, the outbreak of the bird flu and social unrest during the first half of the year. These factors influenced the weak growth in consumer spending of 0.1% and a decrease in private investment for a second consecutive year of 7.2%. Additionally, three factors related to demand also limited the growth in economic activity: (i) the decrease in foreign demand for non-traditional goods, particularly in the United States; (ii) the decrease in domestic public investment, which is administered by regional and municipal authorities; and (iii) the reduction of inventory as a result of an adjustment after stock accumulated from the end of 2022 to the beginning of 2023.

In the first quarter of 2024, the Peruvian economy registered a 1.4% increase in gross domestic product compared to the prior-year period, which was primarily due to greater consumer spending and public investment. The increase in consumer spending was primarily driven by greater consumer confidence, which resulted from reduced inflation and improved climatic conditions. The increase in public investment was largely due to a greater emphasis by the national government on investment in regional and local government entities. This growth was partially offset by a reduction in Peruvian exports, which was due to reduced growth in shipments of non-traditional goods.

2024 Budget

On December 6, 2023, the Peruvian Congress approved the 2024 budget through the passage of Law No. 31953. The budget for 2024 is S/240.8 billion, a 12.1% increase compared to the 2023 budget, which was S/214.8 billion.

The following table summarizes the principal assumptions on which the 2024 budget is based and the current application of the budgeted funds:

Principal Budgetary Assumptions for 2024

Real GDP growth	3.0%
(Cumulative) inflation	3.0%
Average exchange rate	S/3.74 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2024 budget includes the following:

•	fiscal revenues of S/156.9 billion, or approximately U.S.$41.4 billion;

•	public expenditures of S/209.4 billion, or approximately U.S.$55.2 billion; and

•	an overall non-financial public sector deficit of S/21.9 billion, or approximately U.S.$5.8 billion, or 2.0% of projected 2024 GDP.

The following table sets forth the budgeted expenditures for the 2024 budget:

	National Government	Regional Governments	Local Governments	Total
	(in millions of soles)
Current expenditures	90,654	38,222	19,349	148,225
Capital investments	35,091	14,231	14,894	64,216
Debt services	27,573	293	499	28,365
Total expenditures	153,318	52,746	34,742	240,806

Source: Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2024 budget:

Amount
(in millions of soles)
Tax revenue	156,895
Administrative and governmental fees	8,058
Third-party credit sources	29,384
Donations and transfers	1,292
Other(1)	45,177
Total	240,806

(1)	Includes Recursos Determinados.

Source: Ministry of Economy and Finance.

Fiscal Deficit

After reducing the fiscal deficit to 1.7% of GDP in 2022 and achieving an improvement for a second consecutive year, the fiscal deficit was limited by law to 2.4% of GDP for 2023. However, the fiscal deficit increased to 2.8% of GDP as of December 31, 2023 due to lower levels of government revenue, which decreased from 22.1% to 19.8% of GDP, and in particular tax revenue, which decreased 6.4% in nominal terms due to various factors such as income tax reforms and reduced export tariffs. In 2022 and 2023, non-financial government expenses decreased from 22.0% to 20.9% as a percentage of GDP, and in nominal terms, non-financial government expenses incurred by the government increased 1.2% due to increased salaries and healthcare workers, among other factors.

For the twelve months ended March 31, 2024, the fiscal deficit reached 3.4% of GDP, which represented a 1.3% increase over the prior-year period. The increase was primarily due to the reduced economic activity in 2023 and reduced prices for exports. The non-financial public sector deficit for the three months ended March 31, 2024 was 1.0% of GDP, compared to a surplus of 1.8% of GDP for the prior-year period.

The Monetary System

Monetary Policy

The inflation rate for the year ended December 31, 2023 was 3.24%, which continued to decrease on a monthly basis throughout the year (and was near the Central Bank’s target annual inflation rate for the period, set between 1.0% and 3.0%), compared to the 8.46% inflation rate recorded for the prior-year period. The increase in inflation was primarily due to the increase in the cost of dining out, transportation and chicken, which was partially offset by decreases in the price of potatoes and electricity.

As of December 31, 2023, the reference interest rate was 6.75%, which the Central Bank subsequently lowered to 6.25% in February 2024 and to 5.75% in May 2024. The reference interest rate was reduced primarily due to a decrease in the annualized inflation rate to 3.2% by year-end and a decline in the projected annualized inflation rates for 2024. The inflation rate for the twelve months ended March 31, 2024 was 3.05%.

Liquidity and Credit Aggregates

The following table presents the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

	As of March 31,
	2023	2024
(in millions of U.S. dollars, at current price)
Currency in circulation	19,954	19,611
Reserve	4,097	3,796
Monetary base	24,050	23,407
Gross international reserves	72,845	73,967
Net international reserves	72,734	73,828

Source: Central Bank.